SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on October 28, 2005, regarding the building of a new 200 megawatt windfarm at Big Horn in Washington state by its U.S. competitive energy subsidiary, PPM Energy.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in certain of our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc
(Registrant)

Date: November 3, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary

ScottishPower’s PPM Energy announces new 200 MW windfarm

ScottishPower’s competitive US energy business, PPM Energy, today announced plans to build a 200 megawatt (MW) windfarm at Big Horn in the south east of Washington state with completion expected in summer 2006. Approximately $270 million will be invested in the project and it is expected to be immediately earnings enhancing upon completion.

Terry Hudgens, PPM Energy CEO said: “PPM owns seven wind projects, with Big Horn being the largest wind project we have developed to date. We are pleased with the enthusiasm of Klickitat County and the surrounding community for this outstanding project with many local benefits.”

PPM is in advanced discussions to sell the output of the Big Horn project under a long-term contract to a major utility. This month PPM Energy also contracted all the future power from its 150 MW Shiloh wind project now under construction in Northern California. Approximately 93% of PPM Energy’s windfarm output is sold under long-term contract.

PPM Energy also expects to have four other wind power projects operational this year - the 100 MW Trimont project in Minnesota, the 150 MW Elk River project in Kansas, the 150 MW Shiloh project in California and the 198 MW Maple Ridge project in New York that PPM is building as a joint venture with Horizon Wind Energy, a unit of Goldman Sachs.

PPM Energy now has around 1,600 MW of wind energy under its control in operation or construction, well on target toward its goal of at least 2,300 MW online by 2010.

For Further Information:

Jennifer Lawton	Head of Investor Relations	0141 636 4527
David Ross	Investor Relations Manager	0141 566 4853
Colin McSeveny	Group Media Relations Manager	0141 636 4515